March 28, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Rubicon Project, Inc.

Registration Statement on Form S-1

File No. 333-193739

Acceleration Request

Requested Date: Tuesday, April 1, 2014

Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned registrant, The Rubicon Project, Inc., a Delaware corporation (the “Company”), respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Filing”), to become effective at 4:00 p.m. (EDT) on April 1, 2014, or as soon as possible thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with Stewart McDowell of Gibson, Dunn & Crutcher LLP, counsel to the Company, at (415) 200-6333.

The Company hereby acknowledges that:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Filing; and

•

The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (949) 887-8750 or Stewart McDowell of Gibson, Dunn & Crutcher LLP at (415) 200-6333 with any questions or comments with respect to this letter.

United States Securities and Exchange Commission

Very truly yours,

The Rubicon Project, Inc.

By:	/s/ Brian W. Copple
Brian W. Copple
General Counsel & Corporate Secretary

cc:	Stewart L. McDowell, Gibson, Dunn & Crutcher LLP
Bradford P. Weirick, Gibson, Dunn & Crutcher LLP
Aaron J. Alter, Wilson Sonsini Goodrich & Rosati, P.C.
Michael E. Coke, Wilson Sonsini Goodrich & Rosati, P.C.